Raise Green





Raise Green

Company Profile.



Registered with the SEC and
Member of FINRA since 2019.

Foreword

Meaningful change in the face of the climate crisis means reducing emissions across all industries.

Everyday people don't have many ways to take meaningful action on climate change – using tote bags and metal straws only goes so far. Raise Green exists to pair impact investors like you with impactful climate companies and clean energy projects in need of funding.

Energy and transportation are the two most emissions-intensive sectors (IEA) and we'll need to drastically reduce their carbon pollution in order to curb the amount of warming and intensification and frequency of severe weather events we're already seeing across the planet. The impacts and consequences of climate change only become more significant as time goes on, which makes it all that much more critical to get meaningful solutions implemented quickly.

While there has been a mounting groundswell of climate policy recently with the passage of landmark climate legislation, we are still falling short of hitting climate targets to avoid dangerous levels of planetary warming. We believe the best way to create transformative change is to put the power in the hands of everyday people concerned about what's transpiring in front of them.

Raise Green exists to be one of those levers of power, allowing the average person to own the clean energy revolution and help companies with climate solutions scale.

Climate change is the battle of a generation.

If we give you a direct way to take climate action, will you join the rising tide in the fight against it?

Our Founding Story.


Franz Hochstrasser
Chief Executive Officer
Matt Moroney
Co-Founder

Direct ways to take climate action

Like many entrepreneurs before us, our early business plans had a lot of twists and turns. For Raise Green, those twists and turns were quite literal since our first business involved making air pollution sensors that live-tweeted from the handlebars of bikes.

Our earliest turn came in a press interview after winning a Climate Change Solutions grant from Yale. We were in the middle of sharing how our mobile air sensor business raised public awareness about the challenges of public health and climate change when we realized we were focused on the wrong half of the problem.

Most people know that polluted air and greenhouse gasses are disrupting our planet. Air pollution is actually even more deadly than the current pandemic in many ways, killing an estimated 8.8 million people annually around the world (Huzar, 2020). That's 6x the monthly death rate of COVID-19, which killed nearly 100,000 Americans in its current deadliest month (Moser, 2021).

All of these problems disproportionately impact the poorest and most vulnerable. And while we may not see the same response to climate change as we're seeing for COVID-19, we now know that systemic and individual behavioral changes can happen very quickly. We also know that the more long-standing crisis of climate change is disrupting lives and livelihoods, already displacing close to 70 million people (Podesta, 2019).

As a community, many of us see these statistics and want to take action. We may protest, sign petitions and march in the streets, but it often feels like our efforts stop short of solving the problem. We need something to do after the march that affects meaningful change.

It was this realization that led us to the first big evolution of Raise Green. After that interview, we decided to grow Raise Green from a company that helped highlight the interrelated social injustices, climate and public health crisis we are facing, to a company that solved the other half of the problem – providing nearly everyone with direct ways to take climate action and potentially earn an investment return while they do it.

So, what does direct climate action look like?

First, we need to rebuild clean energy and low-carbon climate-resilient infrastructure and move to 100% clean energy, no small task. We need affordable and reliable clean energy powering every block. In our view, we also need regular people literally buying into and benefiting from that infrastructure as a solution to interrelated challenges of wealth inequality, environmental injustices and historical pollution burden. There needs to be at least $4.3 trillion (yes, trillion) in global investment each year between now and 2050 into clean energy and climate solutions (Climate Policy Initiative, 2022) to avoid the worst impacts of climate change, but we're falling far short. Raise Green helps narrow the gap by connecting investors of all sizes with organizations seeking funding to scale climate solutions.

Community leaders taking direct action should be involved in order to ensure that we don't just transition to a healthy and sustainable future, but that we have a just transition that we all own and benefit from. If we want to do something truly meaningful to counteract global problems that impact us every day on the local scale, we need a lot more finance flowing to the technologies that need to be deployed to keep us safe and healthy, and we need a lot more local leaders taking responsibility to create, finance, build and run those projects.


www.raisegreen.c

We believe Raise Green can empower individuals and communities to rapidly shift to clean power in 2 key ways:

1 Reduce Barriers and Complexity

We provide communities and entrepreneurs with the tools they need to create, finance, build and run their clean energy projects or climate solution companies.

2 Enable Community Buy-in & Investment

We give almost everyone the ability to invest directly in a climate action project with the potential to earn a return a financial return on their investment

People want the ability to take real action, but they need support, they need funding, and crucially, they need to feel empowered to know that if they act they will have their friends, families, and neighbors to stand with them. In these days of uncertainty surrounding the global pandemic, climate crisis, war and economic turmoil, community resiliency and natural security in the face of immediate and long-standing crises is even more pressing, and we're all stuck wondering how we can be the force of change we so desperately need to see.

Impact Investor Network

Our
Platform.

We connect passionate individuals with dedicated leaders so they can invest in projects down the street and across the country.

Climate Companies


Raise Green
Offerings
Portfolio
My Documents
My Account
Available offering
Available offerings are offerings that are currently active, have not yet been fully funded, and are ready to be invested in immediately. Browse through all of Raise Green's available offerings.
Search for offers
All offers
Active offerings 3
Ola Filter
San Francisco, CA
Ola Filter is ending water poverty with affordable filters in the developing world.
36% Funded
HYDRO
PHILANTHROPY
NEIF
Dallas, TX
NEIF provides loans to make homes and businesses more resilient.
36% Funded
MIXED
FINANCE
Fort Collins, CO
nationwide.
SOLAR
ENERGY

$6M
Total Amount Raised Since 2020

24
Securities Offerings

As of January 2023

“

At its core, Raise Green is a two-sided marketplace that provides people who want to build clean energy or climate solutions with the tools they need to do that and to get it financed.

”

Franz Hochstrasser
Chief Executive Officer

About
Raise Green

Closing the Loop in Climate Financing

Founded in 2018, Raise Green is the first Reg CF marketplace in the U.S. for local and inclusive impact investment with demonstrable social and environmental benefits.

We are a crowdinvesting portal for climate companies and community-driven clean energy projects. We empower individuals with the tools they need to create the climate solutions they want to see, and we make climate investing opportunities available to nearly everyone. By creating new investment pathways open to just about everyone, we democratize the ownership and benefits of clean energy and climate-resilient infrastructure.

Our Vision.

Raise Green's Vision 2025

We aim to be the go-to marketplace empowering the transition to clean energy, connecting the average person with investment opportunities to create transformative change.



Our Mission

- To accelerate the transition from dirty to clean energy and democratize investing in the climate sector
- To allow nearly everyone to own the transition to a more just and equitable future of energy and environment with an investment of as little as $100.

Core Values

Action

We're tired of waiting for delayed climate action from slow corporate and government promises.

Accessibility

We help nearly everyone use the power of their capital to create direct change towards a healthy, just, and sustainable world.

Authenticity

No greenwashing here - we pre-screen companies listed on the Raise Green platform to bring you clean energy and climate solution companies with demonstrable impact.

Exclusive Investments.

With a range of risk & return profiles, our marketplace is driving innovative financing for tangible, near-term climate solutions, and expanding sustainable investing to reach millions of Americans. Join us as a leader in inclusive, regenerative finance for the planet.

Community Ownership	Construction or Term Loan	Startup and Corporate Finance
Equity	Debt	Debt or Equity

Visit our marketplace at invest.raisegreen.com to learn more about the type of securities.

Registered with the SEC and Member of FINRA since 2019.


Commit Easy.
We make the process of investing in climate companies easy, for as little as $100

Photo: Greentown Labs Event 2022

Growing Investor Presence.

since 2020



7%
Washington
Least Presence
Biggest Presence
9%
12%
Masssachusets
New York
Connecticut
13%
California
9%

~3,000

Investor Accounts

$4,250

Average Investments

20,000

Members

As of January 2023



Investor's Story

> Investing in the Connecticut Green Bank Green Liberty Note aligns with my professional and personal goals to bring values-aligned investing to scale. Supporting retail investing products with low minimums is important to me as a way to ensure those who may bear the brunt of climate impacts have an opportunity to invest in solutions that directly impact their communities.
>
> Raise Green allows me to create economic opportunities, revitalize communities, and drive solutions to climate justice.

Anna Smukowski
Investor of the Month

Be Part
of the Solution.

Companies come to Raise Green to connect with you,
the climate impact investor.

NEIF NATIONAL ENERGY IMPROVEMENT FUND A Certified B Corp

BLOC POWER

OLA FILTRO / FILTER

CONNECTICUT GREEN BANK

WESOLAR

BCC BRIGHT COMMUNITY CAPITAL

ONPEAK Rethink Efficiency

Applied Bioplastics

United by Zero

THE CLIMATE ACCESS FUND

GREEN ISLAND EV

Pressure Corp

Kilowatts for a cause

NH Solar Garden

MANA PACIFIC IMPACT COMPANY

VoltWALL

BAMENDA COFFEE

Align Infrastructure

FLITE

Examples of climate companies and clean energy projects
that have listed on Raise Green as of January 2023

Our Success Story.



Clean Energy

BLOC POWER

"I couldn't finance solar projects in low-income communities as lenders didn't see these buildings as creditworthy.

It's really powerful to be able to tap into crowdfunding to have the community be the heroes to get these projects implemented and developed and get their money back to reinvest in the next project."

Donnel Baired
CEO of BlocPower

Climate Impact Note

Blocpower raised debt for energy efficiency projects with a focus on Low-moderate Income (LMI) communities at different lifecycle stages across the U.S

456
Total Investors

Across 3 Offerings

$2.8M
Capital Raised

CONNECTICUT GREEN BANK℠

Climate Finance

"Today we want to provide you with even more access to invest in our green economy, by investing in Green Liberty Notes."

Bryan Garcia
CEO of CGB

Green Liberty Notes

Connecticut Green Bank listed the first-ever Green Bond-verified offering with Reg CF in the US, to fund small businesses energy efficiency measures and reduce their energy costs.

427
Total Investors

$1.05M
Capital Raised

Across 5 Offerings, 5th Offering in process of closing as of Jan 31, 2023










Our Team.

Our team members are like you — climate-concerned and impatient with the pace of action. They bring decades of experience in finance, clean energy, policy and tech to implement and scale climate solutions as rapidly as possible.

Join our movement to be the driving force of change.



Franz Hochstrasser
CEO & Co-Founder



Jackie Logan
CIO & Co-Founder



Alison Silverstein
COO



Kate Gunning
Acting CMO



Scott Gigante
Chief Technical Advisor

Disclosure.

This presentation is a provided for discussion purposes only, does not constitute investment research or advice and is not a solicitation for any investment. Raise Green does not provide financial, tax, accounting or legal advice. Investors should seek their own financial, tax, accounting or legal advice.

Raise Green is a Funding Portal registered with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) under Section 4(a)(6) of the United States Securities Act, SEC File No.: 7-191. A funding portal is a financial intermediary that can facilitate the issuance of debt and equity under Regulation CF. Raise Green is not endorsed by the SEC or FINRA and is not a municipal advisor.

Any investment returns discussed is not a guarantee of actual investment returns. Offerings provided in this presentation are meant for examples only and not an implied recommendation. Past performance is not indicative of future results, which will vary.

Raise Green does not guarantee the adequacy, accuracy or completeness of information in this presentation. Neither Raise Green nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on our site or use of information on our site,

Certain information included may have been from third party sources. Although these sources are believed to be reliable, we do not guarantee their accuracy, completeness or fairness. We have relied upon and assumed without independent verification the accuracy and completeness. This document is not meant to be a full discussion of the risks and benefits of investing through Raise Green. Investments in startups and early-stage ventures are speculative, and these enterprises can fail. You should only invest an amount of money that you can afford to lose without changing your way of life. Prior to investing, please review all documentation associated with the specific investment.

This document is for the sole use of the intended party. Information is as of the date of this presentation.

Raise Green

investors@raisegreen.com
444 Somerville Ave, Somerville, MA 02143
https://www.raisegreen.com/